SEC  File  No. 333-104460

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                         FORM S-4 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                    LIFE INVESTMENT FUNDING ENTERPRISES, INC.

              Application for Withdrawal of Registration Statement
              ----------------------------------------------------
                Pursuant to United States Securities and Exchange
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                             Commission Rule No. 477
                             -----------------------

     LIFE INVESTMENT FUNDING ENTERPRISES, INC. (the "Company') hereby makes application to the Commission for permission to withdraw the Registration Statement on Form S-4 filed by the Company with the Commission on April 11, 2003 and in connection with such application states to the Commission as follows:

     1. As indicated, the Registration Statement of the Company on Form S-4, relating to its Class B Convertible Preferred Stock and its Common Stock and certain asset acquisition transactions described therein, was filed with the Commission via EDGAR on April 11, 2003.

     2.     Such  Registration  Statement  has  not  yet  become  effective.

     3. None of the securities covered by such described Registration Statement have been sold.

     4. This application to withdraw the described Registration Statement on Form S-4 is being made because the Company has been advised by the staff of the Commission that the Company, with respect to the asset acquisition transactions described in such Registration Statement, has proceeded in such a manner as to preclude the "going forward" of the instant Registration Statement. The Company anticipates that it will file a Registration Statement on Form S-4 during the future time in accordance with Commission Rule 155.

     Dated  at  Sarasota,  Florida  this  19th  day  of  May,  2003.

                                LIFE  INVESTMENT  FUNDING ENTER- PRISES, INC.



                                By   /s/  J.  Patrick  Bryan
                                   --------------------------
                                J. Patrick Bryan, its President and Chief Executive Officer as authorized and directed by the Board of Directors of LIFE INVEST-
                                MENT  FUNDING  ENTERPRISES,  INC.